May 17, 2006

Via U.S. Mail and Facsimile

Roger W.A. Spillmann
Chief Executive Officer
HiEnergy Technologies, Inc.
1601B Alton Parkway, Irvine
California 92606

RE:		HiEnergy Technologies, Inc.
		Form 10-KSB for the fiscal year ended April 30, 2005 Form 10-KSB for the fiscal year ended April 30, 2004 Form 10-QSB for the quarterly period ended January 31,
2006
		Response letter dated July 26, 2005
		File No. 0-32093

Dear Mr. Spillmann:

      We have limited our review of your Form 10-KSB for the fiscal year ended April 30, 2005, Form 10-KSB for the fiscal year ended April 30, 2004, Form 10-QSB for the quarterly period ended January 31, 2006, and response letter dated July 26, 2005, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of those forms. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

We note that in your response letter dated July 26, 2005, responding to comments issued by the Assistant Director group, you stated that
"The final country list, excluding all countries designated state sponsors of terrorism by the U.S. Department of State, was approved by our Board at a meeting held on August 27, 2003 and by EEMCO. Following the meeting, the agreement was modified to reflect the finalized country list, which we have filed as an Exhibit to our 1st
Amendment." The amended agreement was filed as Exhibit 10.136 to your 10-QSB for the quarterly period ended January 31, 2006. The August 27, 2003, amended agreement includes Sudan in the territory covered, despite the fact that Sudan has been designated by the United States as a state sponsor of terrorism since August 12, 1993.
However, your 10-KSB for the fiscal year ended April 30, 2005, discusses the August 27, 2003, EEMCO distribution agreement but does not include Sudan among the countries identified as covered by the agreement. Please clarify whether your product may be distributed into Sudan pursuant to the agreement. We may have further comment.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Peggy Fisher
		Division of Corporation Finance
Roger W.A. Spillmann
HiEnergy Technologies, Inc.
May 17, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE